EXHIBIT 99.1

NXT Energy Solutions Announces Results of Annual General Meeting

CALGARY, Alberta, June 08, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD) (OTC QB:NSFDF) is pleased to provide the voting results from its annual and special meeting of shareholder held on June 7, 2018.

Shareholders voted on and approved the following proposals:

  Number of Directors.  Set the number of directors to be elected at the meeting at five (5).

  Re-elect Directors.  Re-elect the incumbent five directors of the Company.

  Auditors.  Appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company.

  Control Person Resolution.  The issuance at any time not later than June 15, 2018 of 4,075,667 units representing the aggregate of balance of the remaining portion of tranche 2 and of tranche 3 of the Company's previously announced private placement (the "Private Placement") at a price of $0.924 per unit, and the resulting creation if a new "Control Person".

  Finder's Fee Paid in Cash Resolution.  The payment to the finder in the Private Placement of the finder's fee in an amount up to $302,292, payable by way of cash (if so determined by the Company in its sole discretion) if the TSX determines the finder to be a related party of the subscriber and such authorization and approval from the shareholders is required.

  Finder's Fee Paid in Common Shares Resolution.  The payment to the finder of the finder's fee in an amount up to $302,292, payable by way of Common Shares (calculated as described in the Company's Information Circular dated April 5, 2018), if so determined by the Corporation in its sole discretion.

Further details of the foregoing proposals are set out in the Company's Information Circular dated April 5, 2018 and the Addendum to the Information Circular dated May 16, 2018.  Both of these documents are posted on the Company's website and filed on www.sedar.com.

The specific voting results were as follows:

Resolution	Votes For	% of Votes For	Votes Withheld / Against	% of Votes Withheld / Against
Set the number of directors at five (5)	Carried
Election of George Liszicasz as director	31,396,399	96.93%	994,733	3.07%
Election of Charles Selby as director	30,073,155	92.84%	2,317,977	7.16%
Election of John Tilson as director	32,270,032	99.63%	121,100	0.37%
Election of Bruce G. Wilcox as director	32,217,929	99.47%	173,203	0.53%
Election of Thomas E. Valentine as director	30,845,012	95.23%	1,546,120	4.77%
Appointment of KPMG LLP as the auditors of the Company	Carried
Control Person	32,185,449	99.37%	205,683	0.63%
Finder's Fee Paid in Cash	29,080,934	89.78%	3,310,201	10.22%
Finder's Fee Paid in Common Shares	30,795,495	95.07%	1,595,640	4.93%

The annual presentation to shareholders is available on our website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz President & CEO +1-403-206-0800 nxt_info@nxtenergy.comwww.nxtenergy.com	Mr. Jakub Brogowski Chief Financial Officer +1-403-206-0807 nxt_info@nxtenergy.comwww.nxtenergy.com